EXHIBIT 12.1

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in 000's)

	Nine months ended September 30,		Year Ended December 31,
	2002		2001		2000		1999		1998		1997

Income before income taxes	$15,868		$57,241		($74,701)	(1)	$16,376		$(50,093)	(2)	$30,505

Add:
Fixed charges, Southwestern	17,229		25,393		25,777		20,758		21,171		21,002
Fixed charges, NOARK (3)	2,620		3,587		3,869		3,755		3,471		4,172
Amortization of capitalized interest	1,234		1,617		1,361		1,077		1,050		1,029

Deduct:
Interest capitalized on oil and gas properties	(1,013)		(1,589)		(2,429)		(3,293)		(3,859)		(4,450)

Earnings for computation	$35,938		$86,249		($46,123)		$38,673		($28,260)		$52,258

Fixed charges
Southwestern:
Interest on indebtedness	$16,369		$24,430		$25,072		$20,074		$20,483		$20,328
Amortization of debt discount and expense	785		863		605		584		588		574
Portion of rents representative of interest	75		100		100		100		100		100

Total fixed charges, Southwestern	17,229		25,393		25,777		20,758		21,171		21,002

NOARK (3)	2,620		3,587		3,869		3,755		3,471		4,172

Total fixed charges	$19,849		$28,980		$29,646		$24,513		$24,642		$25,174

Ratio of earnings to fixed charges	1.8	x	3.0	x	-	x	1.6	x	-	x	2.1	x

(1) Before unusual and extraordinary items ($109.3 million to royalty owners in the Hales suit).
(2) Before unusual and extraordinary items ($66.4 million full cost pool writedown).
(3) Represents Southwestern's guaranty of 60% of the fixed charges of NOARK.